               [LURIO & ASSOCIATES, P.C. LETTERHEAD]

                       November 1, 2006

VIA ELECTRONIC FILING

Jeffrey Werbitt, Esquire
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549-0303

RE: USA Technologies, Inc.
    Registration Statement on Form S-1
    Filed October 20, 2006
    File No. 333-138116

Dear Mr. Werbitt:

     This office represents USA Technologies, Inc. (the “Company”).
This letter shall respond to the staff’s comment letter dated
October 30, 2006 relating to the above-captioned registration statement. Each paragraph set forth below corresponds to the numbered paragraph of the staff’s comment letter.

FORM S-1

GENERAL

1. This will confirm our telephone conversation of yesterday regarding this comment. As I indicated, the September 25,
   2006 Common Stock Purchase Agreement between Mr. Illes and the Company is included as Exhibit 4.14 to the registration statement. I also indicated that disclosure of this
   agreement was timely reported in, and the agreement
   included as an exhibit to, the Company’s Form 10-K for the fiscal year ended June 30, 2006 that was filed on September
   28, 2006. Because the agreement was reported in the Form
   10-K, the filing of a Form 8-K is not required. See General
   Instruction B.3 to Form 8-K.

2. This will confirm our telephone conversation of yesterday that the additional disclosure requested in this comment
   will be contained in the amendment to the registration
   statement that may be required to be filed by the Company
   in response to any remaining comments of the staff to the
   registration statement. I understand that the Company can
   anticipate receiving any remaining comments from the staff in the near future.

    Please contact the undersigned directly at (215) 665-9300
(extension 105) with any questions you may have regarding this letter.

Sincerely,

/s/ Douglas M. Lurio
Douglas M. Lurio

cc:	Mr.	George R. Jensen, Jr.
	Mr.	David DeMedio